Cybin Inc. Provides Corporate Update

- C$70M in potential funding through a combination of the previously announced common share purchase agreement and current “at-the-market” equity program helps support upcoming clinical milestones -

- Topline clinical data readouts expected in late Q3 2023, including Phase 2a efficacy data for CYB003 and Phase 1 data for CYB004 -
TORONTO, CANADA – June 8, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, provides a corporate update outlining access to capital and upcoming clinical milestones.
“The second half of 2023 will be pivotal for Cybin as we expect topline clinical data readouts from both our Phase 1/2a trial of CYB003, our deuterated psilocybin analog, and from our Phase 1 trial of CYB004, our deuterated DMT molecule. Through a combination of the Company's recently announced common share purchase agreement from Lincoln Park Capital Fund and the ongoing at-the-market offering, the Company has done an admirable job of securing access to capital in light of current market conditions. The potential access to capital should provide Cybin with the cash runway needed to complete these value-driving clinical milestones and enable us to continue focusing on clinical execution with the ultimate goal of bringing improved therapeutic options to patients in need,” said Doug Drysdale, Chief Executive Officer of Cybin.
CYB003: A proprietary deuterated psilocybin analog for the potential treatment of MDD
CYB003 is the first ever deuterated psilocybin analog to enter clinical development and its therapeutic profile as a potentially differentiated treatment for major depressive disorder (“MDD”) has been highlighted in poster presentations at multiple scientific conferences.
Interim findings from the Company's ongoing Phase 1/2a clinical trial evaluating CYB003 demonstrated positive observations, including a rapid and short-acting psychedelic response in participants. Participants received single oral doses of CYB003 at 1 milligram (“mg”), 3mg, 8mg, and 10mg, respectively, and all doses were well-tolerated with no serious adverse events reported. Most notably, participants reported meaningful and robust psychedelic effects at the 8mg and 10mg doses, confirming a complete mystical experience was achieved. These interim findings demonstrate that CYB003 was rapid and short acting, and reached a psychedelic effect at low doses, while maintaining a safe and well-tolerated therapeutic profile.
CYB003 is designed to potentially address the challenges and limitations of oral psilocybin. CYB003’s therapeutic profile as a potentially differentiated treatment for MDD is expected to provide consistent and predictable dosing, with the goal of reducing time and resource burden on the healthcare system.
Upcoming milestones for the CYB003 program:
•Completion of CYB003 dosing in MDD cohorts expected in Q3 2023
•Topline efficacy data readout from CYB003 Phase 1/2a clinical trial expected in late Q3 2023
•U.S. Food and Drug Administration (“FDA”) submission of CYB003 Phase 1/2a data for pivotal studies expected in Q4 2023
CYB004: A proprietary deuterated N,N-dimethyltryptamine (“DMT”) molecule
CYB004 is being evaluated as a potential treatment for Generalized Anxiety Disorder. CYB004 is secured by a U.S. composition of matter patent with protection through 2041. The patent covers a range of deuterated forms of DMT and protects CYB004 as a putative new chemical entity.
DMT has been shown to exert its psychedelic effects by activating the 5-HT2A receptor. In its regular form, DMT is an unstable molecule rapidly metabolized in the body, which significantly reduces its bioavailability. By developing CYB004 as a deuterated molecule and improving upon the bioavailability of DMT, CYB004 has the potential to overcome the existing limitations of DMT and offer less invasive and more convenient dosing methods.
The Company anticipates announcing topline data readout including safety, dosing, and pharmacokinetic (“PK”) and pharmacodynamic (“PD”) data, from the Phase 1 study of CYB004 in late Q3 2023.
Intellectual Property Portfolio
The Company’s intellectual property portfolio now encompasses more than 50 granted or pending patent applications across 6 patent families through a combination of internal and licensing arrangements. The issued patents and pending applications cover a broad range of molecules, drug combinations and delivery mechanisms including but not limited to amorphous psilocybin, psilocybin analogs, tryptamine derivatives, tryptamines compositions, inhalation delivery methods, combination drug therapies, and multiple classes of phenethylamine molecules.

Clinical Facilitator Training Program (EMBARK)
EMBARK is a transdiagnostic, flexible model of psychedelic facilitation training developed by Cybin and was born out of a desire to build upon the successes and shortcomings of previous psychological support approaches to create a model that enables participants to receive maximum benefit. EMBARK provides six clinical domains (Existential-Spiritual, Mindfulness, Body Aware, Affective-Cognitive, Relational, and Keeping Momentum). EMBARK is built upon four care cornerstones: trauma-informed care, culturally competent care, ethically rigorous care, and collective care. The EMBARK Open Access platform is a free online course that offers psychedelic facilitation training for healthcare professionals and people interested in offering psychological support.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches, and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements
Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding, the Company’s cash runway to support upcoming clinical milestones; the ATM program and the anticipated results; the potential sale of common shares under the common share purchase agreement; the anticipated results and potential of the Company’s CYB003 Phase 1/2a trial; timing in respect of completion of CYB003 dosing; the Company’s plans to provide topline clinical data readout from the CYB003 Phase 2a study; the Company’s plans to provide topline data from the CYB004 Phase 1 study; submission to the FDA of CYB003 Phase 1/2a data; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company’s listing statement dated November 9, 2020 which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com